Camber Energy, Inc. 8-K

Exhibit 3.5

150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20190287257-63**
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time **07/03/2019 1:53 PM**
	Entity Number **C31179-2003**

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Camber Energy, Inc. [C31179-2003]

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

CERTIFICATE OF DESIGNATION

OF

CAMBER ENERGY, INC.

ESTABLISHING THE DESIGNATION, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES F REDEEMABLE PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), Camber Energy, Inc., a company organized and existing under the State of Nevada (the “Corporation”),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, as amended, and pursuant to Section 78.1955 of the NRS, the Board of Directors, by unanimous written consent of all members of the Board of Directors on July 2, 2019, duly adopted a resolution providing for the issuance of a series of Sixteen Thousand Seven Hundred and Fifty (16,750) shares of Series F Redeemable Preferred Stock, which resolution is and reads as follows:

RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors by the provisions of the Articles of Incorporation of the Corporation, as amended and Section 78.1955 of the NRS, a series of the preferred stock, par value $0.001 per share, of the Corporation be, and it hereby is, established; and

FURTHER RESOLVED, that the series of preferred stock of the Corporation be, and it hereby is, given the distinctive designation of “Series F Preferred Stock”; and

FURTHER RESOLVED, that the Series F Preferred Stock shall consist of Sixteen Thousand Seven Hundred and Fifty (16,750) shares; and

FURTHER RESOLVED, that the Series F Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth in this Certificate of Designation (the “Designation” or the “Certificate of Designation”):

1.       Definitions. In addition to other terms defined throughout this Designation, the following terms have the following meanings when used herein:

1.1       “Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of law, decree, permit, requirement, or other governmental restriction or any similar form of decision of, or any provision or condition issued under any of the foregoing by, or any determination by any governmental authority having or asserting jurisdiction over the matter or matters in question, whether now or hereafter in effect and in each case as amended (including, without limitation, all of the terms and provisions of the common law of such governmental authority), as interpreted and enforced at the time in question, including, but not limited to the NRS.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 1

1.2       “Business Day” means any day except Saturday, Sunday or any day on which banks are authorized by law to be closed in the City of Houston, Texas.

1.3       “Calendar Quarter” means any of the following during any calendar year: the three (3) month period ending March 31, June 30, September 30 or December 31, provided the first Calendar Quarter hereunder shall instead be the period of time between the Closing Date and the first to occur following the Closing Date, of March 31, June 30, September 30 or December 31.

1.4       “Change of Control” means (i) the completion by the Corporation or Lineal of a plan of merger or consolidation with any other Person as a result of which the holders of the voting capital stock of the Corporation and/or Lineal, as a group, would receive less than 50% of the voting capital stock of the surviving or resulting corporation or entity; (ii) the closing of a transaction involving the Corporation or Lineal providing for the sale or transfer of substantially all the assets of the Corporation or Lineal; or (iii) the acquisition of beneficial ownership of more than 50% of the Corporation’s or Lineal’s voting capital stock by any Person within the meaning of Rule 13d-3 under the Securities Exchange Act (other than the Corporation or a Person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation as of or immediately following the Closing Date). Notwithstanding the above, neither the initial issuance of the Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series F Preferred Stock, the issuance of Common Stock upon conversion thereof, nor any changes to the terms thereof which shall occur as a result of the Shareholder Approval, shall constitute a Change of Control.

1.5       “Closing Date” means the Closing Date as defined in the Plan of Merger.

1.6       “Common Stock” shall mean the common stock, $0.001 par value per share of the Corporation.

1.7       “Corporation” has the meaning given to such term in the introductory paragraph hereof.

1.8       “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock), or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock (or securities convertible into Common Stock) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right or obligation of said repurchase, (ii) repurchases of Common Stock (or securities convertible into Common Stock) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) other repurchases and redemptions allowed pursuant to the terms of this Designation and/or the designation of the Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, or (iv) any other repurchases or redemptions of capital stock of the Corporation approved by a Majority in Interest.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 2

1.9       “Dividend Rate” means 8% per annum.

1.10     “Exchange Act” means the Securities Exchange Act of 1934, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

1.11     “Funding Date” means the date following the Closing Date when the Corporation receives net proceeds from the issuance of equity securities of at least $6,750,000.

1.12      “Fund Raise” means the funds raised by the Corporation pursuant to the sale of equity on or before the Funding Date, but shall not include funds raised from Discover Growth Fund or its affiliates.

1.13       “Holder” shall mean the person or entity in which the Series F Preferred Stock is registered on the books of the Corporation, which shall initially be the person or entity which such Series F Preferred Stock is issued to, and shall thereafter be permitted and legal assigns which the Corporation is notified of by the Holder and which the Holder has provided a valid legal opinion in connection therewith to the Corporation and to whom such Preferred Stock Shares are legally transferred.

1.14      “Interest Rate” means 12% per annum.

1.15      “Junior Securities” shall mean the Common Stock and each class of capital stock or series of preferred stock of the Corporation in existence on or established after the Original Issue Date other than the Series D Preferred Stock, unless a Majority In Interest has approved the issuance of such after established preferred stock.

1.16      “Lineal” means Lineal Star Holdings, LLC, a Delaware limited liability company.

1.17      “Lineal Company Agreement” means the Limited Liability Company Agreement of Lineal dated July 23, 2018, as such may be amended from time to time subject to the Holders’ rights set forth in Section 7.1(f) hereof.

1.18      “Lineal Preferred Shares” means preferred shares of Lineal with the rights set forth in the Lineal Company Agreement.

1.19      “Lineal Transaction” means an acquisition by Lineal of assets or securities which results in the Corporation, immediately after such acquisition, being able to meet the initial listing requirements of the NYSE American.

1.20      “Liquidation Preference” shall equal the Original Issue Price per share.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 3

1.21      “Majority In Interest” means Holders holding a majority of the then aggregate shares of Series F Preferred Stock issued and outstanding.

1.22      “Mandatory Redeemed Portion” means that number of shares of Series F Preferred Stock as equals (i) the total number of Series E Preferred Stock subject to the applicable Series E Redemption, divided by (ii) the total number of Series E Preferred Stock then outstanding, multiplied by (iii) the total number of Series F Preferred Stock then outstanding.

1.23      “Material Asset Transfer” means (i) the sale, license, distribution or transfer, of more than 20% of the assets of (a) the Corporation; or (b) Lineal, in a single transaction or a series of related transactions, other than in a transaction whereby such assets are transferred to a direct or indirect wholly-owned subsidiary of the Corporation; (ii) the merger, consolidation or reorganization of the Corporation or Lineal with another corporation, partnership or other entity and as a result of such merger, consolidation or reorganization less than 50% of the outstanding voting securities of the surviving or resulting corporation, partnership or other entity shall be owned in the aggregate by the shareholders of the Corporation (as to the Corporation) or the Corporation (as to Lineal), as determined immediately prior to the consummation of such merger, consolidation or reorganization.

1.24     “Merger Sub” means Camber Energy Merger Sub 2, Inc., a Delaware corporation.

1.25     “Original Issue Date” means the date of issuance of the Series F Preferred Stock pursuant to the terms of the Plan of Merger.

1.26     “Original Issue Price” shall mean $100.00 per share (as appropriately adjusted for any Recapitalizations).

1.27     “Original Series F Preferred Stock Shares” mean the 16,750 shares of Series F Preferred Stock issued on the Original Issue Date.

1.28     “Pari Passu Securities” means the Corporation’s Series D Preferred Stock.

1.29     “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity or group.

1.30     “Plan of Merger” means that certain Agreement and Plan of Merger by and between the Corporation, Merger Sub, Lineal and the Lineal members parties thereto dated on or around July 8, 2019, as amended from time to time.

1.31      “Post-Shareholder Approval Shares” means 4.0% of the Total Voting Shares of the Corporation on the Shareholder Approval Date, immediately following the Shareholder Approval, not including the voting rights of the Series E Preferred Stock or the Series F Preferred Stock, and rounded up to the nearest whole share.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 4

1.32     “Preferred Stock Certificates” means the stock certificate(s) issued by the Corporation representing the applicable Series F Preferred Stock shares.

1.33     “Preferred Stock” means designated shares of preferred stock, $0.001 par value per share of the Corporation, including the Series B Convertible Redeemable Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

1.34     “Pre-Shareholder Approval Shares” means 1.0% of the total number of shares of Common Stock issued and outstanding on the date the Plan of Merger is agreed to by the parties thereto.

1.35     “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event described in Sections 5.2 through 5.3.

1.36     “Redemption Date” means November 22, 2019, or if a Lineal Transaction has not occurred prior to September 23, 2019, a date which is 60 days after the closing of a Lineal Transaction, or such other later date which is approved by the Corporation and a Majority In Interest.

1.37      “SEC” means the Securities and Exchange Commission.

1.38     “Securities Act” means the Securities Act of 1933, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

1.39     “Senior Securities” means the Corporation’s capital leases as may be in place from time to time; and any other senior debt or other security holders of the Corporation, including certain banks and/or institutions, which hold security interests over the Corporation’s assets as of the Closing Date, or which the Corporation may agree in the future to provide priority security interests to, which shall require the approval and/or consent of a Majority In Interest.

1.40     “Series C Preferred Stock” means the Corporation’s Series C Redeemable Convertible Preferred Stock.

1.41     “Series D Preferred Stock” means the Corporation’s Series D Convertible Preferred Stock.

1.42     “Series E Preferred Stock” means the Corporation’s Series D Redeemable Convertible Preferred Stock.

1.43     “Shareholder Approval Date” means the first Business Day after the date that all of the requirements of Shareholder Approval are met.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 5

1.44     “Shareholder Approval” means (i) the approval by the shareholders of the Corporation, as required pursuant to applicable rules and regulations of the NYSE American, of (a) the transactions contemplated by the Plan of Merger; and (b) the issuance of shares of Common Stock upon the conversion of the Series E Preferred Stock and Series F Preferred Stock; (ii) approval by the NYSE American of the supplemental listing application submitted by the Corporation with respect to the conversions for the amount of Common Stock then issuable upon conversion of the Series E Preferred Stock and Series F Preferred Stock (subject to any limitations imposed by the NYSE American); and (iii) such other terms and conditions hereof or the Plan of Merger as may be required to be approved by the NYSE American or the SEC.

1.45     “Total Voting Shares” means the total number of votes which outstanding securities of the Corporation are eligible to cast at any meeting of shareholders of the Corporation.

1.46      “Transfer Agent” means initially, the Corporation, which will be serving as its own transfer agent for the Series F Preferred Stock, but at the option of the Corporation from time to time, may also mean any successor transfer agent which the Corporation may use for its Series F Preferred Stock, including, but not limited to ClearTrust, LLC.

1.47     “Voting Shares” means (i) (a) the Pre-Shareholder Approval Shares, prior to the Shareholder Approval Date; and (b) the Post-Shareholder Approval Shares, subsequent to the Shareholder Approval Date, divided by (ii) the total number of Original Series F Preferred Stock Shares, and (iii) rounded down to the nearest whole share prior to the Shareholder Approval Date and rounded up to the nearest whole share subsequent to the Shareholder Approval Date.

2.       Dividends.

2.1       Dividends in General. Dividends shall accrue at the end of each Calendar Quarter on the outstanding Series F Preferred Stock as of each such accrual date, beginning at the end of the first Calendar Quarter following the Closing Date, based on the Original Issue Price, at the Dividend Rate, until such Series F Preferred Stock is no longer outstanding (“Dividends” and once accrued “Accrued Dividends,” and the right to such Dividends, the “Dividend Rights”).

2.2       Payment of Dividends. The Corporation shall, in accordance with the terms set forth herein, and subject to Applicable Law, pay the Holders of the Series F Preferred Stock the Accrued Dividends in cash, within five (5) Business Days of the end of each Calendar Quarter (each such payment date, as applicable a “Dividend Payable Date”), for so long as the Series F Preferred Stock remains outstanding. If the Corporation is prohibited from paying the Accrued Dividends in cash pursuant to Applicable Law, such Accrued Dividends shall continue to accrue until such time as the Corporation is legally able to pay such Accrued Dividends pursuant to Applicable Law, during which period such Accrued Dividends shall accrue interest, compounded monthly, at the end of each month that such Accrued Dividends remain unpaid, at the Interest Rate. Additionally, subject to the rights of the holders, if any, of any shares of the Series B Preferred Stock, Series C Preferred Stock, Series D and Series E Preferred Stock or other securities senior to or pari passu with, the Series F Preferred Stock, the Holders shall, as holders of Series F Preferred Stock, be entitled to eight percent (8%) of the total amount cash or other property to be distributed such dividends paid and Distributions made to the holders of Common Stock.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 6

2.3       Cash Dividend Payments. All Dividends payable in cash hereunder shall be made in lawful money of the United States of America to each Holder in whose name the Series F Preferred Stock is registered as set forth on the books and records of the Corporation. Such payments shall be made by wire transfer of immediately available funds to the account such Holder may from time to time designate by written notice to the Corporation or by Corporation cashier’s check, without any deduction, withholding or offset for any reason whatsoever except to the extent required by law.

2.4       Non-Cash Distributions. Whenever a Distribution provided for in this Section Error! Reference source not found. shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

2.5       Participation. The Corporation shall be prohibited from paying any cash dividends on, or making any cash Distributions on, Common Stock, at any time that that any Accrued Dividends are due and payable to the Holders hereunder.

2.6       Liquidation Distributions. Following the occurrence of a Liquidation Event (as hereinafter defined) and the payment in full to a Holder of its applicable Liquidation Preference, such Holder shall cease to have any rights hereunder to any future Dividends.

2.7       Other Distributions. Subject to the terms of this Certificate of Designation, and to the fullest extent permitted by the NRS, the Corporation shall be expressly permitted to redeem, repurchase or make distributions on the shares of its capital stock in all circumstances other than where doing so would cause the Corporation to be unable to pay its debts as they become due in the usual course of business.

3.       Liquidation Rights.

3.1       Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (each a “Liquidation Event”), the holders of Series F Preferred Stock shall be entitled to receive prior to the holders of the Corporation’s Junior Securities, and pro rata with the holders of the Corporation’s Pari Passu Securities, but not prior to any holders of the Corporation’s Senior Securities, which holders of the Senior Securities shall have priority to the Distribution of any assets of the Corporation, an amount per share for each share of Series F Preferred Stock held by them equal to the Liquidation Preference, then, after any distributions to any other shares of Preferred Stock, the Holders shall be entitled to eight percent (8%) of any remaining assets left for Distribution to the holders of the Common Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series D Preferred Stock and Series F Preferred Stock (i.e., after payment of the Corporation’s liabilities and payment to any holders of the Corporation’s Senior Securities) are insufficient to permit the payment to such holders of the full amounts specified in this Section then the entire assets of the Corporation legally available for distribution shall be distributed pro rata among the holders of the Series D Preferred Stock and Series F Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section and Applicable Law.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 7

3.2       Remaining Assets. After the payment to the Holders of Series F Preferred Stock holders of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Junior Securities in proportion to the number of shares of Junior Securities held by them.

3.3       Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors. In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4.      Conversion. The Series F Preferred Stock shall have no conversion rights.

5.      Adjustments for Recapitalizations.

5.1       Equitable Adjustments for Recapitalizations. (a) The Liquidation Preference, the Original Issue Price and the Voting Rights (each, as and if applicable) (the “Preferred Stock Adjustable Provisions”); and (b) any and all other terms, conditions, amounts and provisions of this Designation which (i) pursuant to the terms of this Designation provide for equitable adjustment in the event of a Recapitalization (the “Other Equitable Adjustable Provisions”); or (ii) the Board of Directors of the Corporation determines in their reasonable good faith judgment is required to be equitably adjusted in connection with any Recapitalizations, shall each be subject to equitable adjustment as provided in Sections 5.2 through 5.3, below, as determined by the Board of Directors in good faith in their sole and reasonable discretion.

5.2       Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, without a corresponding subdivision of the Series F Preferred Stock, the applicable Other Equitable Adjustable Provisions (if any) in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately and equitably adjusted. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, without a corresponding combination of the Series F Preferred Stock, the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately and equitably adjusted.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 8

5.3       Adjustments for Subdivisions or Combinations of Series F Preferred Stock. In the event the outstanding shares of Series F Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series F Preferred Stock, the applicable Preferred Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately and equitably adjusted. In the event the outstanding shares of Series F Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series F Preferred Stock, the applicable Preferred Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately and equitably adjusted. Provided, however, that any concurrent adjustment in the Common Stock (as provided under Section 5.2) and Series F Preferred Stock (as provided under Section 5.3) shall affect the applicable Preferred Stock Adjustable Provisions and the Other Equitable Adjustable Provisions only once for each such concurrent adjustment.

5.4       Other Adjustments. Subject to the consent of a Majority in Interest, the Board of Directors of the Corporation shall also adjust equitably, and shall have the right to adjust equitably, any or all of the Preferred Stock Adjustable Provisions or Other Equitable Adjustable Provisions from time to time, if the Board of Directors of the Corporation determine in their reasonable good faith judgment that such values and/or provisions are required to be equitably adjusted in connection with any Corporation action.

5.5       Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series F Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series F Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth such adjustments and readjustments.

6.       Voting.

6.1       Class Voting. Except as otherwise expressly provided in Section Error! Reference source not found., Section 7, subsection (iv) of the definition of Distribution, or as required by law, the Holders of Series F Preferred Stock and the holders of Common Stock shall vote together as a single class and not as separate classes.

6.2       No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

6.3       Series F Preferred Stock. Each outstanding share of Series F Preferred Stock shall be entitled to vote a number of voting shares equal to the Voting Shares on all shareholder matters to come before the shareholders of the Corporation (whether at a meeting of the shareholders of the Corporation, by written action of shareholders in lieu of a meeting or otherwise) (the “Voting Rights”); provided that the Voting Rights shall not apply, and the Holders shall not be allowed to vote on, the Shareholder Approval. Each Holder of outstanding shares of Series F Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws. Notwithstanding the above provisions of Section 6.3, until or unless Shareholder Approval is received, the Series F Preferred Stock shall have the right to vote for only the director nominated by the majority in interest of the Series E Preferred Stock in any shareholder vote on the election of directors to the Board of Directors of the Corporation.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 9

7.       Protective Provisions.

7.1       General Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence (subject to the terms, conditions and approval requirements of the Holders (where applicable), set forth in this Designation), so long as any shares of Series F Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (at a meeting duly called or by written consent, as provided by law) of the holders of a Majority In Interest:

(a)       Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series F Preferred Stock;

(b)       Re-issue any shares of Series F Preferred Stock redeemed pursuant to the terms of this Designation;

(c)       Effect an exchange, reclassification, or cancellation of all or a part of the Series F Preferred Stock;

(d)       Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series F Preferred Stock;

(e)       Issue any shares of Series F Preferred Stock other than pursuant to the Plan of Merger;

(f)       Amend the Lineal Company Agreement; or

(g)       Alter or change the rights, preferences or privileges of the shares of Series F Preferred Stock so as to affect adversely the shares of such series.

7.2       Material Transaction Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence (subject to the terms, conditions and approval requirements of the Holders (where applicable), set forth in this Designation), until the earlier of (a) the fifth (5th) anniversary of the Closing Date; and the date that 5% or less of the Original Series F Preferred Stock Shares are outstanding, the Corporation shall not, without first obtaining the approval (at a meeting duly called or by written consent, as provided by law) of the Holders of a Majority In Interest, affect any Material Asset Transfer or Change of Control.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 10

8.       Redemption Rights.

8.1       Optional Redemption. The Holders shall have the option, exercisable from time to time after the Redemption Date, provided that the Shareholder Approval has not been received by such Redemption Date, or if Shareholder Approval has been received, then only after the Funding Date, to require that the Corporation redeem all or any portion of the outstanding shares of Series F Preferred Stock (an “Optional Redemption” and the “Optional Redemption Rights”), by paying each applicable Holder, an amount equal to the Original Issue Price multiplied by the number of Series F Preferred Stock shares held by each applicable Holder, subject to the Optional Redemption (the “Optional Redemption Amount”). The Optional Redemption Amount shall include the pro rata portion of any Accrued Dividends relating to the Series F Preferred Stock subject to the Optional Redemption.

(a)       In the event more than one Holder exercises its Optional Redemption Rights on or around the same time as another Holder or Holders, the Corporation shall redeem and repurchase Series F Preferred Stock pro rata between all Holders of Series F Preferred Stock exercising such Optional Redemption Rights.

(b)       To exercise the Optional Redemption Right, the Holder shall deliver to the Corporation an irrevocable written notice (an “Optional Redemption Notice”), indicating the exercise of the Optional Redemption Rights.

(c)       Upon receipt of the Optional Redemption Notice, and subject to the Redemption Law Requirements (defined below), the Corporation shall notify the Holders promptly upon receipt of the Optional Redemption Notice of the date which the Corporation intends to pay the Optional Redemption Amount, which date may not be more than thirty days from the date the Optional Redemption Notice is received by the Corporation, or, if applicable, the fact that the Redemption Law Requirements prohibit such Optional Redemption.

(d)       In the event the Corporation is prohibited from completing an Optional Redemption requested in any Optional Redemption Notice as a result of the Redemption Law Requirements, as determined in the reasonable determination of the Board of Directors of the Corporation and its counsel, the Series F Preferred Stock held by the Holders shall be Redeemed up to an amount of lawfully available funds (based on the Redemption Law Requirements), and the Optional Redemption Notice shall be deemed automatically modified and reduced to only provide for the Optional Redemption of such number of shares of Series F Preferred Stock, if any, which are legally able to be redeemed pursuant to the Redemption Law Requirements. Thereafter, the Corporation shall promptly advise the Holders in writing if additional funds becoming available for future Optional Redemptions, subject in all cases to the Redemption Law Requirements.

Camber Energy, Inc.: Certificate of Designation of Series F Redeemable Preferred Stock	Page 11

8.2       Mandatory Redemption. The holders of the Series E Preferred Stock (the “Series E Preferred Holders”), are provided the right, pursuant to the designation of the Series E Preferred Stock, as such may be amended from time to time (the “Series E Designation”), to redeem their shares of Series E Preferred Stock for common shares of Lineal (the “Series E Redemption Right”). In the event the Series E Redemption Right is exercised by the Series E Holders (a “Series E Redemption”), the Holders shall be required to redeem a pro rata portion of the Series F Preferred Stock pursuant to this Section 8.2 (a “Mandatory Redemption” and together with an Optional Redemption, each a “Redemption”). Specifically, concurrently with any Series E Redemption, the Holders shall be required to redeem the Mandatory Redeemed Portion of shares of Series F Preferred Stock for shares of Lineal Preferred Stock, with each share of Series F Preferred Stock being redeemed in consideration for 100 shares of Lineal Preferred Stock (the “Redemption Shares”). The aggregate amount of Redemption Shares due to each Holder in connection with a Mandatory Redemption shall be defined as the “Holder Redemption Shares” and together with the Optional Redemption Amount, the “Redemption Amount”. The Holder Redemption Shares shall be unregistered and issued as restricted under the Securities Act of 1933, as amended.

(a)       The Corporation shall redeem Series F Preferred Stock subject to the Mandatory Redemption Rights pro rata between all Holders of Series F Preferred Stock.

(b)       To affect a Mandatory Redemption, the Corporation shall deliver to each Holder an irrevocable written notice (a “Mandatory Redemption Notice” and together with the Optional Redemption Notice, each a “Redemption Notice”), indicating the triggering of the Mandatory Redemption and the date the Corporation intends to affect the Mandatory Redemption and issue the Holder Redemption Shares.

(c)       In the event the Shareholder Approval has been received by the Redemption Date, the Mandatory Redemption Rights set forth in this Section 8.2 shall be deemed terminated for all purposes.

8.3       Redemptions Subject to Applicable Laws. Notwithstanding the above Sections 8.1 and 8.2, no Redemption shall be completed by the Corporation unless such Redemption (and in the event of a Series E Redemption, such Series E Redemption) complies with, and any and all Redemptions provided for hereunder, shall be subject to, the requirements of Applicable Law and specifically, the rules and regulations of the NRS, Chapter 78 – Private Corporations, as such relate to the Corporation’s ability to redeem the Series F Preferred Stock (collectively, the “Redemption Law Requirements”). In the event the Corporation is prohibited from completing a Redemption as a result of the Redemption Law Requirements, as determined in the reasonable determination of the Board of Directors of the Corporation and its counsel, the Series F Preferred Stock held by the Holders shall be Redeemed up to an amount of lawfully available funds, and the Redemption Notice shall be deemed automatically modified and reduced to only provide for the Redemption of such number of shares of Series F Preferred Stock, if any, which are legally able to be redeemed pursuant to the Redemption Law Requirements. Thereafter, the Corporation shall promptly advise the Holders in writing if additional funds become available for future Redemptions, subject in all cases to the Redemption Law Requirements.

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8.4       Effect of Redemption. The payment by the Corporation to each applicable Holder (at each such Holder’s address of record) (or if the Holder fails to deliver the Preferred Stock Certificates and/or Lost Certificate Materials required to be delivered as discussed below in connection with such Redemption, upon the Corporation setting aside such Redemption Amount in trust for the benefit of the Holder) of the Redemption Amount (as applicable, a “Redemption Delivery”) in connection with a Redemption, and effective as of the date of such Redemption (the “Redemption Effective Date”) (provided that the Redemption Amount is paid in full on such Redemption Effective Date), shall fully discharge the Corporation from any and all further obligations under the Series F Preferred Stock shares redeemed and shall automatically, and without any required action by the Corporation or the Holder or his, her or its assigns (including the requirement that the Holder provide the Corporation or the Corporation’s Transfer Agent the Preferred Stock Certificates relating to such Redemption), result in the cancellation, termination and invalidation of any outstanding Series F Preferred Stock and related Preferred Stock Certificates held by a Holder which are subject to a Redemption.

8.5       Further Actions Following Redemption. Without limiting the obligation of each Holder set forth herein (including in the subsequent Section 8.6), the Corporation and/or the Corporation’s Transfer Agent shall be authorized to take whatever action necessary, if any, following the payment/issuance of the Redemption Amount, to reflect the cancellation of the Series F Preferred Stock subject to the applicable Redemption, which shall not require the approval and/or consent of any Holder, and provided that by agreeing to the terms and conditions of this Designation and the acceptance of the Series F Preferred Stock, each Holder hereby agrees to release the Corporation and the Corporation’s Transfer Agent from any and all liability whatsoever in connection with the cancellation of the Series F Preferred Stock subject to and following a Redemption, regardless of the return to the Corporation or the Transfer Agent of any Preferred Stock Certificates evidencing such Series F Preferred Stock subject to the Redemption, which as stated above, shall be automatically cancelled upon the payment/issuance of the Redemption Amount to the Holder, or if the provisions of Section 8.7 apply and the Holder fails to deliver the Preferred Stock Certificates and/or Lost Certificate Materials, upon the Corporation setting aside such Redemption Amount in trust for the benefit of the Holder (a “Redemption Cancellation”).

8.6       Further Redemption Assurances. Notwithstanding the above, each Holder, by accepting such Preferred Stock Certificates hereby covenants that it will (a) deliver to the Corporation or the Corporation’s Transfer Agent, promptly upon the receipt of any Redemption Notice, but in any case prior to the applicable Redemption Effective Date, the applicable Preferred Stock Certificates relating to the Redemption (or Lost Certificate Materials associated therewith); and (b) whenever and as reasonably requested by the Corporation and the Corporation’s Transfer Agent, at the Corporation’s sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Corporation or the Transfer Agent may reasonably require in order to complete, insure and perfect a Redemption Cancellation, if such may be reasonably required by the Corporation and/or the Corporation’s Transfer Agent.

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8.7       Additional Redemption Procedures. In the event that (a) Redemption Delivery is unsuccessful notwithstanding the fact that the Corporation has mailed such applicable Redemption Amount to the correct address of the Holder as set forth in the records of the Corporation; or (b) any Holder fails to timely deliver to the Corporation for cancellation the Preferred Stock Certificates evidencing the Series F Preferred Stock subject to such Redemption, or Lost Certificate Materials associated therewith, and the Corporation therefore refrains from completing a Redemption Delivery, such Redemption Amount shall be held by the Corporation in trust and such Redemption Amount shall be released to such Holder upon reasonable evidence to the Corporation or the Transfer Agent that such Holder is (y) the legal owner of such Redemption Amount and/or (z) the delivery to the Corporation or its Transfer Agent of the applicable Preferred Stock Certificates, as applicable, or Lost Certificate Materials, provided that the Holder’s failure to accept such Redemption Amount, the Corporation’s inability to pay any Holder its applicable Redemption Amount, and/or the Holder’s failure to deliver the Preferred Stock Certificates or Lost Certificate Materials, under either of such circumstances shall in no event effect the validity of the Redemption Cancellation or the consequences of a Redemption Delivery as described in Section 8.2 hereof. Furthermore, the Holder shall be due no interest on the Redemption Amount while being held by the Corporation in trust and any and all interest, if any, which shall accrue on such amount shall be the sole property of the Corporation.

8.8       Further Holder Redemption Assurances. Notwithstanding the above, each Holder, by accepting such Preferred Stock Certificates will whenever and as reasonably requested by the Corporation and the Corporation’s Transfer Agent, at its sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Corporation or the Transfer Agent may reasonably require in order to complete, insure and perfect the cancellation of such Holder’s shares in the event of a Redemption, if such may be reasonably required by the Corporation and/or the Corporation’s Transfer Agent.

8.9       Effect of Redemptions. The Series F Preferred Stock subject to a Redemption shall have all Dividend Rights immediately terminate effective as of the Redemption Effective Date (provided that such Redemption Amount is paid by the Corporation on such Redemption Effective Date), unless otherwise agreed in the sole discretion of the Corporation.

9.       Notices.

9.1       In General. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile or email transmission, and shall be effective, unless otherwise provided herein, three days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission or email, in each case addressed to a party. The addresses for such communications are (i) if to the Corporation to, Louis Schott, Chief Executive Officer, 1415 Louisiana, Suite 3500 Houston, Texas 77002, Email: louisgschott@gmail.com, or such other address as the Corporation shall notify the Holders of at least ten (10) Business Days prior to the effective date of such change in record address, and (ii) if to any Holder to the address set forth in the records of the Corporation or its Transfer Agent, as applicable, or such other address as may be designated in writing hereafter, in the same manner, by such person.

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9.2       Notices of Record Date. In the event that the Corporation shall propose at any time:

(a)       to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(b)       to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(c)       to voluntarily liquidate or dissolve or undertake a Liquidation Event;

then, in connection with each such event, the Corporation shall send to the Holders of the Series F Preferred Stock at least ten (10) Business Days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (b) and (c) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series F Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed, or sent via facsimile or email, if the Holder consents to receiving notice pursuant to such form of communication.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a Majority In Interest, voting together as a single class.

10.       No Preemptive Rights. No Holder shall have the right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

11.       Reports. The Corporation shall mail to all holders of Series F Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock which materials may, at the option of the Corporation, be provided to such Holders via email, which email will be deemed sufficient notice if it provides a link to the applicable Corporation filing on the Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

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12.       Replacement Preferred Stock Certificates. In the event that any Holder notifies the Corporation that a Preferred Stock Certificate evidencing shares of Series F Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the Series F Preferred Stock identical in tenor and date (or if such certificate is being issued for shares not covered in a redemption or conversion, in the applicable tenor and date) to the original Preferred Stock Certificate evidencing the Series F Preferred Stock, provided that the Holder executes and delivers to the Corporation and/or its Transfer Agent, as applicable, an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation and its Transfer Agent to indemnify the Corporation from any loss incurred by it in connection with such Series F Preferred Stock certificate, and provides the Corporation and/or its Transfer Agent such other information, documents and if applicable, bonds and indemnities as the Corporation or its Transfer Agent customarily requires for reissuances of stock certificates (collectively the “Lost Certificate Materials”); provided, however, the Corporation shall not be obligated to re-issue replacement stock certificates if the Holder contemporaneously requests the Corporation to convert or redeem the full number of shares evidenced by such lost, stolen, destroyed or mutilated certificate.

13.       No Other Rights or Privileges. Except as specifically set forth herein, the Holders of the Series F Preferred Stock shall have no other rights, privileges or preferences with respect to the Series F Preferred Stock.

14.       Construction. When used in this Designation, unless a contrary intention appears: (i) a term has the meaning assigned to it; (ii) “or” is not exclusive; (iii) “including” means including without limitation; (iv) words in the singular include the plural and words in the plural include the singular, and words importing the masculine gender include the feminine and neuter genders; (v) any agreement, instrument or statute defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument or statute as from time to time amended, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; (vi) the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Designation shall refer to this Designation as a whole and not to any particular provision hereof; (vii) references contained herein to Article, Section, Schedule and Exhibit, as applicable, are references to Articles, Sections, Schedules and Exhibits in this Designation unless otherwise specified; (viii) references to “dollars”, “Dollars” or “$” in this Designation shall mean United States dollars; (ix) reference to a particular statute, regulation or law means such statute, regulation or law as amended or otherwise modified from time to time; (x) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (xi) unless otherwise stated in this Designation, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”; (xii) references to “days” shall mean calendar days; and (xiii) the paragraph and section headings contained in this Designation are for convenience only, and shall in no manner affect the interpretation of any of the provisions of this Designation.

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15.       Miscellaneous.

15.1     Cancellation of Series F Preferred Stock. If any shares of Series F Preferred Stock are redeemed pursuant to the terms of this Designation, the shares so redeemed shall be canceled and shall return to the status of designated, but unissued Series F Preferred Stock, subject to the terms of this Designation.

15.2     Further Assurances. Each Holder hereby covenants that, in consideration for receiving shares of Series F Preferred Stock, that he, she or it will, whenever and as reasonably requested by the Corporation, do, execute, acknowledge and deliver any and all such other and further acts, deeds, confirmations, agreements and documents as the Corporation or its Transfer Agent may reasonably require in order to complete, insure and perfect any of the terms, conditions or provisions of this Designation.

15.3     Technical, Corrective, Administrative or Similar Changes. The Corporation may, by any means authorized by law and without any vote of the Holders of shares of the Series F Preferred Stock, make technical, corrective, administrative or similar changes in this Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the Holders of shares of the Series F Preferred Stock.

15.4     Waiver/Amendment. Notwithstanding any provision in this Designation to the contrary, any provision contained herein and any right of the holders of Series F Preferred Stock granted hereunder may be waived and/or amended as to all shares of Series F Preferred Stock (and the Holders thereof) upon the written consent of a Majority In Interest, unless a higher percentage is required by Applicable Law, in which case the written consent of the Holders of not less than such higher percentage of shares of Series F Preferred Stock shall be required.

15.5     Interpretation. Whenever possible, each provision of this Designation shall be interpreted in a manner as to be effective and valid under Applicable Law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under Applicable Law.

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NOW THEREFORE BE IT RESOLVED, that the Designation is hereby approved, affirmed, confirmed, and ratified; and it is further

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RESOLVED, that each officer of the Corporation be and hereby is authorized, empowered and directed to execute and deliver, in the name of and on behalf of the Corporation, any and all documents, and to perform any and all acts necessary to reflect the Board of Directors approval and ratification of the resolutions set forth above; and it is further

RESOLVED, that in addition to and without limiting the foregoing, each officer of the Corporation and the Corporation’s attorney be and hereby is authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Corporation, all such instruments and documents as he may deem appropriate in order to effect the purpose or intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be) and all action heretofore taken by such officer in connection with the subject of the foregoing recitals and resolutions be, and it hereby is approved, ratified and confirmed in all respects as the act and deed of the Corporation; and it is further

RESOLVED, that this Designation may be executed in several counterparts, each of which is an original; that it shall not be necessary in making proof of this Designation or any counterpart hereof to produce or account for any of the other.

[Remainder of page left intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF, the Corporation has unanimously approved and caused this “Certificate of Designation of Camber Energy, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series F Redeemable Preferred Stock” to be duly executed and approved this 2nd day of July 2019.

CAMBER ENERGY, INC.

By:	/s/ Louis G. Schott
Name:	Louis G. Schott
Its:	Interim CEO

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